Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Landmark Community Bank / Triumph Bancshares, Inc.

Commission File Number: 000-06253

For Immediate Release:	August 12, 2021

Simmons Receives Federal Reserve Approval for Pending Acquisitions of

Landmark Community Bank and Triumph Bancshares, Inc.

Pine Bluff, Ark. – Simmons First National Corporation (NASDAQ: SFNC) (the “Company” or “Simmons”) announced today that the Federal Reserve Bank of St. Louis (“Federal Reserve”) has approved Simmons Bank’s applications for its proposed acquisitions of Landmark Community Bank (“Landmark”) based in Collierville, Tennessee, and Triumph Bank, the bank subsidiary of Triumph Bancshares, Inc. (“Triumph”), based in Memphis, Tennessee. The Federal Reserve also accepted Simmons’ waiver request with respect to its application for its proposed acquisition of Triumph.

“We are pleased to receive Federal Reserve approval of our acquisitions of Landmark and Triumph that will enhance our scale in the Memphis and Nashville markets, accelerate our growth trajectory and drive long-term shareholder value,” said George A. Makris, Jr., Simmons’ chairman and CEO. “Landmark and Triumph are two successful, local community banks with whom we share a common set of principles and culture, a commitment to the communities we serve and a passion for delivering superior customer service. We look forward to bringing a broader array of products and services, including our leading-edge mobile banking app, to our newest group of customers.”

The transactions with Landmark and Triumph, which have already been approved by the organizations’ respective boards of directors, are expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including, among others, approval of Landmark’s shareholders (in the case of the Landmark transaction) and Triumph’s shareholders (in the case of the Triumph transaction), as well as approval by the Arkansas State Bank Department. Conversion of Landmark and Triumph Bank customer accounts into Simmons Bank is expected to take place immediately after closing. Until conversion, Landmark and Triumph Bank customers will continue to be served through their respective Landmark and Triumph Bank branches, website and mobile apps.

Simmons First National Corporation

Simmons First National Corporation (NASDAQ: SFNC) is an approximately $23.4 billion asset Mid-South based financial holding company whose principal subsidiary, Simmons Bank, operates 198 financial centers, including 68 in Arkansas, 48 in Missouri, 33 in Tennessee, 23 in Texas, 20 in Oklahoma and 6 in Kansas. Founded in 1903, Simmons Bank offers comprehensive financial solutions delivered with a client-centric approach. Simmons Bank was recently named to Forbes’ list of “World’s Best Banks” for the second consecutive year and ranked among the top 30 banks in Forbes’ list of “America’s Best Banks” for 2021. Additional information about Simmons and Simmons Bank can be found on our website at simmonsbank.com, by following @Simmons_Bank on Twitter or by visiting our newsroom.

P.O. BOX 7009 501 MAIN STREET PINE BLUFF, ARKANSAS 71611-7009 (870) 541-1000 www.simmonsbank.com

Forward-Looking Statements

Certain statements in this press release may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact the Company expects the proposed transactions with Landmark and Triumph (“Proposed Transactions”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this press release, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this press release, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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FOR MORE INFORMATION CONTACT:

Ed Bilek

EVP, Director of Investor Relations

Simmons First National Corporation

ed.bilek@simmonsbank.com